Exhibit (a)(1)

CVR ENERGY’S BOARD OF DIRECTORS UNANIMOUSLY URGES

STOCKHOLDERS TO REJECT CARL ICAHN’S HOSTILE TENDER OFFER

Board Unanimously Concludes Offer Substantially Undervalues the Company, is Replete with Onerous Conditions and Provides Opportunities for Abuse of CVR Energy Stockholders

Board is Confident that the Company Will Deliver Greater Value to its Stockholders by Pursuing its Current, Successful Plan

SUGAR LAND, TX (March 1, 2012) – CVR Energy, Inc. (NYSE: CVI), a refiner and marketer of petroleum fuels and a majority owner of CVR Partners, LP (NYSE:UAN), a nitrogen fertilizer producer, announced today that its Board of Directors, in consultation with its independent financial and legal advisors, has unanimously determined that the unsolicited tender offer by entities controlled by Carl Icahn, to acquire all of the outstanding shares of CVR Energy for $30.00 per share in cash (subject to downward adjustment), plus a “contingent cash payment right,” is inadequate and not in the best interests of its stockholders.

In reaching its decision, the Board of Directors determined that the offer substantially undervalues the company and the significant growth opportunities inherent in its current plan, particularly given its proven track record of delivering value to its stockholders, including producing 65 percent in total returns for CVR stockholders over the last year. The Icahn offer also contains an extraordinarily long list of conditions that provide Mr. Icahn with maximum flexibility to avoid closing the offer. It also completely fails to protect minority stockholders that choose not to tender into the Icahn offer, makes no provision for the indebtedness that would be triggered if Mr. Icahn prevails in his offer or his announced proxy contest and contains a contingent cash payment right that is unlikely to provide stockholders with any additional value. Accordingly, the Board strongly recommends that CVR Energy shareholders reject the Icahn offer and not tender any shares into the offer.

A copy of the letter from CVR Energy’s Board of Directors to the Company’s stockholders is below.

March 1, 2012

Dear Fellow Stockholder,

Today, CVR Energy’s Board of Directors, after consultation with its independent legal and financial advisers, unanimously recommended that CVR Energy stockholders reject the unsolicited tender offer from entities affiliated with Carl Icahn to acquire CVR Energy for $30.00 per share, which amount may be reduced pursuant to the terms of the Icahn offer, plus a “contingent cash payment right” (CCP) that we do not believe will deliver any value.

Your Board has determined that Mr. Icahn’s hostile offer substantially undervalues CVR Energy, is replete with conditions and “outs,” is structurally flawed and provides opportunities for abuse of CVR Energy’s stockholders. We believe the Icahn offer is an opportunistic attempt by Mr. Icahn to acquire CVR Energy at an inadequate price and at a time when we are about to reap the benefits of our recent acquisition and our valuable position as a leading mid-continent refiner.

In short, your Board firmly believes that the continued pursuit of the Company’s strategy will deliver far greater value for CVR Energy’s stockholders than Mr. Icahn’s offer and strongly recommends stockholders reject Mr. Icahn’s self-serving offer and not tender their shares.

Your Board of Directors unanimously recommends that you REJECT the offer and

DO NOT TENDER any of your shares into the offer.

In reaching its conclusion and making its recommendation, the Board considered numerous factors, including, among others, the following:

•	The Company has a substantial track record of delivering outstanding results, and we are poised to capitalize on new opportunities to deliver value to our stockholders.

—	CVR Energy stockholders have realized total returns of 527% over the past three years and 65% over the past year, significantly outperforming both our peers and the S&P 500.

—	The Board has decisively taken action to create value, including the initial public offering of CVR Partners in April 2011; the accretive acquisition of Gary-Williams Energy Corporation in December 2011; and its initiation of regular quarterly dividends and the proposed sale of CVR Partners units to fund a special dividend and to further strengthen our balance sheet.

—	Due to its geographical location, logistics access and operating flexibility, the Company’s refining business is uniquely positioned to benefit from the increasing production of North American crude oil coming from Canada, the Rockies and the mid-continent regions of the United States, which provides the Company with superior margins and industry-leading returns.

—	The Company’s crude gathering initiatives have reduced the Company’s cost of crude oil (increasing refining margins by approximately $2 per barrel of crude oil gathered), and its storage initiatives have provided significant operating flexibility and the opportunity to generate additional operating income.

—	The synergies and other benefits from our recently completed acquisition of the Wynnewood refinery are just beginning to be realized – and will be even greater than originally expected.

•	Icahn’s offer delivers a paltry premium to CVR Energy’s stockholders.

—	Represents a premium of only:

–	8.7% over the Company’s closing stock price as of February 15, 2012, the last day prior to Mr. Icahn’s announcement of the Offer;

–	13.3% to the Company’s stock price as of January 12, 2012, when indexed to match the mean growth of the Company’s peers (January 12 is the day prior to the public announcement of Mr. Icahn’s investment); and

–	3.9% to the Company’s highest closing stock price during the six months prior to the announcement of the Offer of $28.88, which occurred on September 8, 2011.

—	The offer price is subject to downward adjustment, dollar for dollar, for any distributions paid to CVR Energy stockholders, including the special dividend expected to be paid to CVR Energy stockholders as a result of the sale of the UAN units.

—	The offer price is at the low end of the range of Wall Street analysts’ price targets ($30/share - $35/share) for the Company as of February 15, 2012.

•

Icahn’s offer is replete with conditions, a number of which are under the control of Mr. Icahn, and fails to contain protections for CVR Energy and its stockholders. It also provides no protection for stockholders who do not tender.

—	Mr. Icahn’s offer includes 16 separate conditions, many of which purport to be subject only to Mr. Icahn’s personal, subjective determination, providing him maximum flexibility to avoid completing his offer.

—	Given Mr. Icahn’s track record of failing to complete tender offers, as described further in the enclosed Schedule 14D-9, your Board believes that there is an extremely low likelihood that Mr. Icahn intends to complete his offer.

—	Mr. Icahn’s offer is structurally coercive, because stockholders who do not tender into the offer are not protected by the promise of a “back-end” merger delivering the offer price to nontendering stockholders, creating a risk that they will be minority shareholders in a delisted, deregistered and perhaps financially impaired company controlled by Mr. Icahn.

—	If Mr. Icahn wins control of CVR Energy, he will trigger an obligation to offer to repay $670 million of CVR Energy debt at a premium – his offer does not address how this very significant liability will be handled.

•	Mr. Icahn’s CCPs are unlikely to deliver any incremental value. The CCPs are simply a bad idea for CVR Energy stockholders for a number of reasons including:

—	CVR Energy stockholders will participate in the upside of a sale merely by holding their shares. They do not need a CCP, which only caps the potential upside by limiting the sale period to nine months.

—	Mr. Icahn is incentivized to avoid triggering the CCPs. Payments are due under the CCPs only if a definitive agreement for a sale is executed during a nine-month window after the tender offer is completed. Mr. Icahn is therefore incentivized NOT to complete a transaction within that timeframe, so that any benefits from a sale transaction can accrue to him and not the holders of the CCPs. If an agreement for a sale transaction is executed nine months and one day after the completion of the offer, holders of the CCPs would receive nothing. Notably, in his tender offer filings, Mr. Icahn has made no binding commitment to pursue a sale transaction during the nine-month window. Rather he expressly disclaims any fiduciary duties to the CCP holders.

The full text of the Company’s Schedule 14D-9 is available at the SEC’s website, www.sec.gov and in the Investor Relations section of the Company’s website at www.cvrenergy.com. If you have any questions concerning CVR Energy’s Schedule 14D-9 or need additional copies of CVR Energy’s publicly filed materials, please contact MacKenzie Partners at (800) 322-2885 (Toll Free).

We appreciate your continued support.

Sincerely,

/s/ Jack Lipinski Jack Lipinski Chairman and Chief Executive Officer CVR Energy, Inc.

A complete discussion of the factors contributing to the Board of Directors’ recommendation is included in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9. CVR Energy’s Schedule 14D-9 and other filings with the Securities and Exchange Commission (SEC) are available at the SEC’s website, www.sec.gov.

Deutsche Bank AG and Goldman, Sachs & Co. are serving as financial advisors to CVR Energy and Wachtell, Lipton, Rosen & Katz is serving as legal advisor. Mackenzie Partners, Inc. is serving as proxy solicitor.

Forward Looking Statements

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,”

“explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. For a discussion of risk factors which may affect our results, please see the risk factors and other disclosures included in our Annual Report on Form 10-K for the year ended Dec. 31, 2011. These risks may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof. CVR Energy disclaims any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About CVR Energy, Inc.

Headquartered in Sugar Land, Texas, CVR Energy, Inc.’s subsidiary and affiliated businesses operate independent refining assets in Coffeyville, Kan. and Wynnewood, Okla. with more than 185,000 barrels per day of processing capacity, a marketing network for supplying high value transportation fuels to customers through tanker trucks and pipeline terminals, and a crude oil gathering system serving central Kansas, Oklahoma, western Missouri and southwest Nebraska. In addition, CVR Energy subsidiaries own a majority interest in and serve as the general partner of CVR Partners, LP, a producer of ammonia and urea ammonium nitrate, or UAN, fertilizers.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by IEP Energy LLC and Icahn Enterprises Holdings L.P., as well as other entities affiliated with Carl C. Icahn, CVR Energy, Inc. (“CVR Energy”) has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. CVR ENERGY STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE IT CONTAINS IMPORTANT INFORMATION. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by CVR Energy, for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge in the “Investor Relations” section of the Company’s website at www.cvrenergy.com or by writing to CVR Energy at 2277 Plaza Drive, Suite 500, Sugar Land, Texas, 77479, Attn: Senior Vice President, General Counsel and Secretary.

In addition, CVR Energy will file a proxy statement with the SEC. The definitive proxy statement will be mailed to stockholders of CVR Energy. CVR ENERGY STOCKHOLDERS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by CVR Energy through the web site maintained by the SEC at www.sec.gov and in the “Investor Relations” section of the Company’s website at www.cvrenergy.com.

Certain Information Regarding Participants

CVR Energy, its directors and certain of its executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of CVR Energy’s directors and executive officers in CVR Energy’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 20, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

For further information, please contact:

Investor Relations:	Media Relations:

Ed Morgan	Steve Eames
CVR Energy, Inc.	CVR Energy, Inc.
281-207-3388	281-207-3550
Or	MediaRelations@CVREnergy.com
Jay Finks	Or
CVR Energy, Inc.	Tom Johnson or Chuck Burgess
281-207-3588	Abernathy MacGregor Group
InvestorRelations@CVREnergy.com	212-371-5999